SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras receives request for replacement of substitute candidate nominated by non-controlling shareholder to the Audit Committee

Rio de Janeiro, March 29, 2017 – Petróleo Brasileiro S.A. Petrobras, as stated in Circular Letter CVM/SEP/01/2017, reports that it has received a request for the replacement of the substitute candidate to the Fiscal Council (FC) nominated by preferred shareholders Leblon Previdência Fundo de Investimento Multimercado and Ataulfo LLC, whose elections will take place at the Annual Shareholders Meeting to be held on April 27, 2017.

Candidates nominated by preferred shareholders Leblon Previdência Fundo de Investimento Multimercado and Ataulfo LLC:

Candidate	Position
Sonia Julia Sulzbeck Villalobos	Member of FC—preferred (full member)
Roberto Lamb	Member of FC—preferred (alternate)

Below are the resumes of the nominated candidates:

Sonia Julia Sulzbeck Villalobos, Brazilian citizen, married, administrator, Bachelor of Public Administration (1985) from EAESP—Getúlio Vargas Foundation and Master of Business Administration with specialization in Finance (2005) from EAESP—Getúlio Vargas Foundation. In 1994, she was the First Person in South America to receive the Chartered Financial Analyst—CFA credential, by the CFA Institute. She is Professor of Post-Graduation Lato Sensu, in the matters of Asset Management and Analysis of Financial Statements by Insper. He holds positions on the Boards of Directors of CEG—Distribuidora de Gas do Rio de Janeiro SA and Telefônica do Brasil SA He has extensive experience in the financial market, having served as Head of the investment analysis department of Banco de Investimentos Garantia SA (1989 to 1996 ), Where he was voted Best Analyst in Brazil by Institutional Investor magazine in 1992, 1993 and 1994. He served as Senior Vice President of Bassini, Playfair & Associates, LLC (1996 to 2002) and Latin America Manager of Larrain Vial SA (2005 to 2011). She was the founding Partner and Manager of Lanin Partners Ltd., responsible for Long / short and long-only funds of Latin American stocks (2012 to 2016).

Roberto Lamb, Brazilian, physicist. Specialized in Monetary Economics and a holds a Master’s degree in Financial Management. Former career employee at Banco do Brasil, he has served as standing Audit Committee member for several Brazilian companies, among which Marcopolo, Gerdau and AES Eletropaulo, AES Tiete Energia, and MARFRIG. Board of Directors member for CADAM S.A. based in Belém, PA, a company whose purpose is the extraction and processing of ultrafine kaolin. It is controlled by KaMin, a company that operates in the kaolin extraction and processing segment, based in the state of Georgia, USA. He is a Certified Counselor by IBGC, where he coordinated the guidelines for best practices of the Audit Committee and the Auditing Committee and participated in the development of the handbook on best practices in Risk Management. He is a professor of Financial Management at UFRGS. He is the author of the Brazilian version of the book “Fundamentals of Financial Management” by Ross, Westerfield, and Jordan (McGraw Hill-Bookman, 2013) and of the Brazilian version of “Financial Administration” by Ross, Westerfield, and Jaffe (McGraw Hill-Bookman, 2015).

The names nominated above:

•	In the last 5 years, they have not been subjected to criminal conviction, conviction in an administrative proceeding of the CVM and a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified them for practicing professional or commercial activity;

•	Do not have a marital relationship, stable union or informationable parentage according to item 12.9 of the Reference Form;

•	They have no relationship of subordination with related parties of the Company.

•	Meet the independence criteria of the Brazilian Institute of Corporate Governance (IBGC).

•	They had the information provided by the “Fiscal Counselor Registry of the Ministry of Planning, Development and Management” analyzed by Petrobras and the Ministry of Finance, which concluded that the nominees are not subject to any impediment and have all the requirements set forth in the Law 6,404/1976, Law 13303/2016 and Decree 8.945/2016, according to the minutes of the Temporary Eligibility Committee of Petrobras, which will be disclosed at http://www.investidorpetrobras.com.br/en/governanca-corporativa/Governing bodies/committees, up to the date of the Annual General Meeting.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer